SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-9393

NOTIFICATION OF LATE FILING

(Check One):
/ / Form 10-K / / Form 11-K / / Form 20-F / X / Form 10-Q / / Form N-SAR
For Period Ended:	September 30, 2004

PART I
REGISTRANT INFORMATION
Full name of registrant	Interstate General Company, L.P.
Former name if applicable	N/A
Address of Principal Executive Office (Street and Number)	2 West Washington Street Middleburg, VA 20118

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period:

The Registrant's Quarterly Report on Form 10-QSB is not being filed timely because the Registrant's attorney is out of the country and requires additional time for review.

PART IV
OTHER INFORMATION

    Name and telephone number of person to contact in regard to this notification
Sheri Raleigh	(301)	632-2226
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes	/ / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes	/X/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interstate General Company, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2004	By:	/s/ Sheri Raleigh
Sheri Raleigh
Assistant Vice President and Controller